UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

URANIUM RESOURCES, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

916901507

(CUSIP Number)

Catherine J. Boggs
Resource Capital Funds
1400 Sixteenth Street, Suite 200
Denver, CO 80202
United States of America
(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Fund V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,018,880
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,018,880
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,018,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,018,880
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,018,880
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,018,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCA V GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,018,880
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,018,880
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,018,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

Item 1. Security and Issuer.

This Amendment No. 2 to the statement on Schedule 13D amends and supplements, Amendment No. 1 filed by the reporting persons on September 7, 2012 and the statement on Schedule 13D filed by the reporting persons on March 19, 2012, and relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Uranium Resources, Inc., (the “Company”), whose principal executive office is located at 405 State Highway 121 Bypass, Building A, Suite 110, Lewisville, Texas 75067.

Item 2. Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund V L.P. (“RCF V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF V is investments.

b.	Resource Capital Associates V L.P. (“Associates V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates V is the general partner of RCF V. The principal business of Associates V is to act as the general partner of RCF V.

c.	RCA V GP Ltd. (“RCA V”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA V is the general partner of Associates V. The principal business of RCA V is to act as the general partner of Associates V.

The sole members of RCA V are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The business of RCA V is directed by the officers of RCA V. The Principals serve as executive officers of RCA V. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is serving as senior executives of the Resource Capital Funds which include RCF V.

RCF V and Associates V are each Cayman Islands exempt limited partnerships.

RCA V is a Cayman Islands exempt company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were acquired pursuant to a Bridge Loan Agreement (the “Bridge Loan Agreement”) dated December 17, 2012. The shares satisfy the Company’s payment of an establishment fee.

Item 4. Purpose of Transaction.

Pursuant to the Bridge Loan Agreement among the Company, each of the Company’s subsidiaries, as guarantors, and RCF V, the Company issued 428,839 shares of Common Stock of the Company to RCF V in satisfaction of the Company’s payment of an establishment fee for the Bridge Loan Agreement.

The beneficial ownership that is the subject of this Schedule 13D was acquired for the purpose of investment. RCF V owns a total of 45,018,880 shares of the Common Stock of the Company. The Reporting Persons intend to continue to evaluate the Company’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally. Based on that continuing evaluation, the Reporting Persons will take such action as they deem appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Company concerning the operations and management of the Company and other matters and (ii) proposing additional transactions with the Company, including transactions that could result in a change of control of the Company.

Except as described in this Schedule, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

As of December 17, 2012, 2012 RCF V owns 45,018,880 shares of Common Stock of the Company. Based on the foregoing and using the issued and outstanding shares of 161,069,629 of Common Stock of the Company as of December 5, 2012 as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on December 17, 2012, RCF V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 28.0% of the issued and outstanding Common Stock of the Company.

As of December 17, 2012 Associates V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 28.0% of the issued and outstanding Common Stock of the Company.

As of December 17, 2012, RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 28.0% of the issued and outstanding Common Stock of the Company.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See description in Item 3 and Item 4 above.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of March 19, 2012*

*Incorporated by reference to the Schedule 13D filed on March 19, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2012

RCA V GP LTD.

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: Vice President and General Counsel

RESOURCE CAPITAL ASSOCIATES V L.P.

By:	RCA V GP Ltd., General Partner

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: Vice President and General Counsel

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P.,
General Partner

By:	RCA V GP Ltd., General Partner

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: Vice President and General Counsel

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